SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

Corporate Taxpayer No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

We reproduce below the Letter 554/2024-SLS ("Letter") sent on this date by B3 S.A. -Brasil, Bolsa, Balcão ("B3") to AMBEV S.A. ("Company" or "Ambev") requesting clarification regarding the bankruptcy request of the Company filed by Sherwin Williams do Brasil Indústria e Comércio Ltda., as disclosed in a specific bankruptcy request section of the newspaper Valor Econômico, of 07/24/2024.

"July 24, 2024

554/2024-SLS

Ambev S.A.

At. Mr. Lucas Machado Lira

Investor Relations Officer

Ref.: Request for clarification on bankruptcy petition

Dear Sirs,

We request you to send, by 12:00 pm on 07/24/2024, without prejudice to the provisions of the sole paragraph of Article 6 of CVM Resolution No. 44/21, clarifications on the bankruptcy request of this company formulated by Sherwin Williams do Brasil Indústria e Comércio Ltda., as published in a specific bankruptcy request section of the newspaper Valor Econômico, issue of 07/24/2024, as well as other information considered important, including the amounts involved and the steps you are taking to address this situation.

The Company clarifies that it has not yet had access to the bankruptcy request in question. However, as far as we could ascertain, this is a request filed on July 18, 2024 by SHERWIN WILLIAMS DO BRASIL INDÚSTRIA E COMÉRCIO LTDA., represented by its attorney-in-fact, Mr. Fernando Luiz Tegge Sartori, to serve the Company to contest the lawsuit and/or make a deposit in the amount of BRL 167,007.32 (the equivalent of USD 29.925,87 based on today’s currency rate), adjusted for interest as well as court costs and fees, under penalty of the Company's bankruptcy being declared.

Considering the amount of the claim, the Company understands that the judicial path chosen by the plaintiff is incompatible with the Company's solid financial situation. Thus, the Company informs that it will take all appropriate legal measures in due course to contest such claim, and will provide a guarantee regarding the amount under dispute.

São Paulo, July 24, 2024.

AMBEV S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer